Exhibit 99.2

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Barrick’s management assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2011. Barrick’s Management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on Barrick management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2011.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2011 has been audited by PricewaterhouseCoopers LLP, Chartered Accountants, as stated in their report which is located on pages 83 - 85 of Barrick’s 2011 Annual Financial Statements.